Exhibit 99.(a)(7)

The Latin American Discovery Fund, Inc. Announces

Final Results of Tender Offer

NEW YORK, July 17, 2012 - The Latin American Discovery Fund, Inc. (NYSE: LDF) (the “Fund”) announced today that, in accordance with the Fund’s tender offer for up to 1,212,082 of its issued and outstanding shares of common stock, which expired at 11:59 p.m. New York time on July 10, 2012, the Fund has accepted 1,212,082 shares for payment on July 18, 2012, at $15.18 per share, which is equal to 98.5 percent of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on July 11, 2012.  The 1,212,082 shares represent 15 percent of the Fund’s outstanding shares.  A total of 4,608,160 shares were properly tendered and not withdrawn by July 10, 2012, the final date for withdrawals.  Therefore, on a pro rata basis, after making the odd-lot adjustment, approximately 24.92 percent of the shares so tendered by each tendering stockholder have been accepted for payment.

Morgan Stanley Investment Management, together with its investment advisory affiliates, has approximately 620 investment professionals around the world and $304 billion in assets under management or supervision as of March 31, 2012.  MSIM strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide.

Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  The Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals from more than 1,300 offices in 43 countries.  For further information about Morgan Stanley, please visit www.morganstanley.com.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.